March 31, 2023

BNY Mellon Investment Adviser, Inc.
240 Greenwich Street
New York, New York 10286

Ladies and Gentlemen:

In connection with the services provided by Newton Investment Management Limited ("NIM") to the registered investment companies listed on Schedule 1 hereto, as such Schedule may be revised from time to time with the prior written agreement of BNY Mellon Investment Adviser, Inc. (the "Adviser") and NIM (collectively, the "Funds"), NIM desires to engage Newton Investment Management North America, LLC ("NIM Agent"), an affiliate of the Adviser and NIM, to provide certain advisory services to NIM for the benefit of the Funds, including, but not limited to, portfolio management services (the "Delegated Services"). NIM Agent is an investment adviser registered in the United States with the Securities and Exchange Commission as an investment adviser under the Investment Advisers Act of 1940, as amended. A description of the Delegated Services is set forth on Schedule 2 hereto, as such Schedule may be revised from time to time with the prior written agreement of the Adviser and NIM. NIM provides day-to-day management of each Fund's assets pursuant to a sub-investment advisory agreement (each, a "Sub-Advisory Agreement") between the Adviser and NIM, with respect to the Fund, and this letter agreement supplements the Sub-Advisory Agreement.

Schedule 1 hereto also contains a list of NIM Agent's employees who will be primarily responsible for the day-to-day management of each Fund's portfolio (each, a "Portfolio Manager"). NIM or NIM Agent will provide an updated Schedule 1 (with additions and/or deletions as necessary) promptly upon the addition or removal of any such Portfolio Manager. For the avoidance of doubt, any change to the list of NIM Agent's employees who serve as a Portfolio Manager to a Fund, other than an employee who voluntarily terminates their employment with NIM, will require the prior written approval of the Adviser.

To the extent NIM engages the NIM Agent, no additional charges, fees or other compensation will be paid by the Funds or the Adviser for the Delegated Services and neither the Funds nor the Adviser will incur any expenses in connection with the performance of the Delegated Services as a result of such engagement.

Effective as of the date it engages the NIM Agent, NIM agrees that it shall remain liable for the acts and omissions of the NIM Agent to the same extent as if such acts and omissions were its own. NIM shall indemnify and hold harmless the Adviser and each Fund, and each of their directors, officers, employee, agents, and controlling persons (as described in Section 15 of the Securities Act of 1933 as amended) (each, an "Indemnified Party") for any and all losses, claims, damages, liabilities, expenses (including the reasonable costs of investigation and reasonable attorneys' fees and expenses as such expenses are incurred) or litigation (including reasonable legal and other expenses) (each, a "Loss") to which they may become subject as a result of NIM's use of, or the conduct of, the NIM Agent in providing the Delegated Services in respect of the Funds as if the acts and omissions of such NIM Agent were NIM's own, provided that:

1.	NIM shall not be liable hereunder for any error of judgment or mistake of law or for any loss suffered by a Fund, a Fund's shareholders or the Adviser, provided that nothing herein shall be deemed to protect or purport to protect NIM against any liability to the Adviser, a Fund or a Fund's shareholders to which it would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of the Delegated Services, or by reason of NIM Agent's reckless disregard of its obligations and duties in connection with such Delegated Services;
2.	if any third party makes a claim or notifies an intention to make a claim against an Indemnified Party which may reasonably be considered likely to give rise to a liability under this indemnity (a "Claim"), the Indemnified Party shall (a) as soon as reasonably practicable, give written notice of the Claim to NIM, specifying the nature of the Claim in reasonable detail, (b) give NIM access to any relevant accounts, documents and records within the power or control of the Indemnified Party, so as to enable NIM to examine them and to take copies (at NIM's expense) for the purpose of assessing the Claim and (c) not make any admission of liability, agreement or compromise in relation to the Claim without the prior written consent of NIM (such consent not to be unreasonably conditioned, withheld or delayed); provided, however, that the good faith failure so to notify NIM pursuant to (a) above and provide access to the relevant accounts, documents or records pursuant to (b) above will not relieve NIM from its indemnity obligations hereunder, except to the extent the interests of NIM have been prejudiced as a proximate result of a failure to provide the required notice and access to the relevant accounts, documents or records; and
3.	the Indemnified Party shall seek to mitigate any damages for which NIM may become responsible, including giving notice of a Loss which in timing and content is commercially reasonable under the circumstances when such notice could provide NIM with an opportunity to remediate the Loss.

Each Fund is expressly made a third party beneficiary of this letter agreement with rights to the same extent as if it had been a party hereto. This letter agreement shall cease to apply to a Fund upon termination of the provision of services by NIM to such Fund or upon termination of the Sub-Advisory Agreement with respect to the Fund.

Please sign this letter below to confirm our agreement with respect to these matters.

Very truly yours,

NEWTON INVESTMENT MANAGEMENT LIMITED

By: /s/Andrew Downs

Andrew Downs
Chief Operating Officer

Accepted:

BNY MELLON INVESTMENT ADVISER, INC.

By: /s/James Bitetto

James Bitetto

Secretary

SCHEDULE 1

Funds Portfolio Manager(s)

BNY Mellon Sustainable U.S. Equity Fund, Inc. Julianne McHugh

BNY Mellon Sustainable U.S. Equity Portfolio, Inc. Julianne McHugh

BNY Mellon Advantage Funds, Inc.

BNY Mellon Global Dynamic Bond Income Fund

BNY Mellon Global Real Return Fund

BNY Mellon Investment Funds I

BNY Mellon International Equity Fund

BNY Mellon Investment Funds II, Inc.

BNY Mellon Global Emerging Markets Fund

BNY Mellon Investment Funds III

BNY Mellon Global Equity Income Fund James A. Lydotes

BNY Mellon Funds Trust

BNY Mellon Emerging Markets Fund

As of March 31, 2023

SCHEDULE 2

Delegated Services to be Provided by NIM Agent

•	Portfolio management services
•	Investment research services

As of March 31, 2023